Filed Pursuant to Rule 433 Registration No. 333-180291

AMERICAN BAR ASSOCIATION MEMBERS/NORTHERN TRUST COLLECTIVE TRUST

Free Writing Prospectus Dated February 22, 2013

Relating to Prospectus Dated April 26, 2012

INTRODUCTION

This free writing prospectus (this “Communication”) relates to the prospectus dated April 26, 2012, as supplemented by the prospectus supplement dated June 8, 2012 (the “Prospectus”), for units of beneficial interest in the American Bar Association Members/Northern Trust Collective Trust (the “Collective Trust”).

Several new Funds have recently been added to the Funds line-up and two existing Funds have been reorganized. Effective on or about July 2, 2009, the Collective Trust (i) introduced two new Managed Funds, designated the Large Cap Equity Fund and the Small-Mid Cap Equity Fund; (ii) introduced a Real Asset Return Fund; and (iii) reorganized the International All Cap Equity Fund. Also, effective on or about December 8, 2010, the Stable Asset Return Fund restructured its investment portfolio and engaged a new line-up of Investment Advisors. Effective on or about January 17, 2012, the Global All Cap Equity Fund and the Alternative Alpha Fund were added to the Funds line-up. In addition, several Funds have since engaged new Investment Advisors.

This Communication presents, as of December 31, 2012:

•	historical performance information for each of the Funds set forth above that were introduced or reorganized since 2009; and

•

composite related account performance information for (i) accounts of the Investment Advisors currently providing investment advice to Northern Trust Investments, Inc., as trustee of the Collective Trust (“Northern Trust Investments”), with respect to various portions of these Funds and (ii) collective investment funds of State Street Bank and Trust Company (“State Street Bank”) or its State Street Global Advisors division (“SSgA”) in which these Funds invest various portions of their assets and other accounts of State Street Bank or SSgA which employ similar investment strategies, as applicable.

This Communication also provides Fund historical performance information and composite related account performance information as compared against the investment records of relevant benchmark market indices. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

Northern Trust Investments exercises discretion with respect to the selection and retention of Investment Advisors for each of these Funds and may remove an Investment Advisor at any time. Additionally, Northern Trust Investments may change the allocation of assets among Investments Advisors for these Funds at any time. The investment records of the respective comparative market indices do not reflect the deduction of fees or expenses that an investor would pay to invest in the securities that comprise the indices. One cannot directly invest in an index. Generally, capitalized terms not defined in this Communication which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. The accompanying Notes are an integral part of the historical performance information.

The Collective Trust has filed a registration statement (including the Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this Communication relates. Before you invest, you should read the Prospectus in that registration statement, including any supplements thereto, and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may get these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, upon written or oral request, the ABA Retirement Funds Program (the “Program”) will provide you with a copy of the Prospectus without charge. You can request the Prospectus by writing to ABA Retirement Funds, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the Program at http://www.abaretirement.com/images/pdf/prospectus.pdf.

HISTORICAL FUND PERFORMANCE INFORMATION

The following table shows, with respect to the Funds listed below, the total return, after expenses, for the three-month period ended December 31, 2012 and the total annual return, after expenses, over the one-year, three-year and five-year periods ended December 31, 2012. In addition, the table provides returns for comparative market indices for each of these Funds.

Note that the performance of the Funds is reduced by, among other expenses, the Program Expense Fees that pay for the administration of the plans maintained under the Program. After-tax returns are not included inasmuch as the Program is offered only to tax-qualified employee retirement plans that are not subject to federal income tax.

Fund / Comparative Market Index	Three Months Ended 12/31/12	Period Ended December 31, 2012 Annualized
		1 Year	3 Years	5 Years

Stable Asset Return Fund [1] (reorganized 12/8/10)	0.3%	1.4%	1.2%	1.9%
Hybrid Benchmark [2]	0.1%	0.4%	1.2%	2.2%

Large Cap Equity Fund (inception 7/2/09)	-0.5%	15.2%	10.2%	N/A
Russell 1000 Index [3]	0.1%	16.4%	11.1%	N/A

Small-Mid Cap Equity Fund (inception 7/2/09)	1.4%	12.9%	10.4%	N/A
Russell 2500 Index [4]	3.1%	17.9%	13.3%	N/A

International All Cap Equity Fund [5] (reorganized 7/2/09)	5.2%	17.7%	4.8%	-3.3%
MSCI All Country World Ex-U.S. Index [6]	5.8%	16.8%	3.9%	-2.9%

Global All Cap Equity Fund (inception 1/16/12)	3.0%	NA	N/A	N/A
Large Cap Equity Fund (36% as of 9/30/12)	-0.5%	15.2%	10.2%	N/A
Small-Mid Cap Equity Fund (5% as of 9/30/12)	1.4%	12.9%	10.4%	N/A
International All Cap Equity Fund (59% as of 9/30/12)	5.2%	17.7%	4.8%	-3.3%

Real Asset Return Fund (inception 7/7/09)	-0.9%	6.7%	8.7%	N/A
Custom Benchmark [7]	-0.7%	7.7%	9.7%	N/A

RELATED ACCOUNT PERFORMANCE INFORMATION

The following table shows, with respect to each of the Investment Advisors and SSgA funds listed below, composite related account historical performance information over the five-year and ten-year periods ended December 31, 2012 (the “Composite Returns”), for which periods the Large Cap Equity Fund, the Small-Mid Cap Equity Fund and the Real Asset Return Fund do not have performance history. Composite Returns for the Alternative Alpha Fund are presented over the one-year, three-year and five-year periods ended December 31, 2012 inasmuch as information for such Fund is not available for periods after the three years ended December 31, 2012. In addition, the table provides returns for comparative market indices for each of the Composite Returns.

The Composite Returns are provided for illustrative purposes only. The Composite Returns are intended as an approximation of past performance of each Investment Advisor with respect to the accounts included therein, as described below. THE COMPOSITE RETURNS DO NOT REPRESENT THE HISTORICAL PERFORMANCE OF ANY FUND. ACTUAL PERFORMANCE OF THE INVESTMENT ADVISORS AND THE FUNDS MAY VARY SUBSTANTIALLY.

The Composite Returns were generated in particular economic and market conditions. Similar investments likely would produce different results under different economic and market conditions. There can be no assurance that similar investment opportunities will be available in the future, or that any Fund would be able to exploit similar investment opportunities should they arise. The investment professionals employed by each Investment Advisor may have changed during the periods presented. Further, the management approaches that the respective Investment Advisors have applied in the past may not be static and may be revised and refined from time to time in light of market factors and developments. It is therefore likely that the actual management of each Fund will be guided by an approach that is somewhat different from the approaches the respective Investment Advisors have applied in the past. There can be no guarantee that the Investment Advisors will accurately and adequately gauge the impact of future market factors and developments in the course of refining their approaches and thus no guarantee that refinements of their approaches will lead to equal or greater success in the future.

The Composite Returns generally consist of all actual, fee-paying, fully discretionary accounts (including tax-exempt accounts and mutual funds) managed solely by each respective Investment Advisor during the periods presented that have investment objectives, policies and strategies fundamentally similar to that applied by such Investment Advisor to management of the assets allocated to it of the corresponding Fund. Certain Investment Advisors also include size parameters in determining which accounts to include in calculating Composite Returns. New accounts are included in the Composite Returns in a timely and consistent manner after such accounts come under management, and closed accounts are included in the Composite Returns through the completion of the last full measurement period under management. The results for individual accounts and for different periods may vary. Different methods of selecting accounts could produce different results.

Composite Returns are derived from information provided by the respective Investment Advisors that they have represented is generally prepared in compliance with the Global Investment Performance Standards (“GIPS”). GIPS is a set of standardized, industry-wide ethical principles that provide investment firms with guidance on how to calculate and report their investment results to prospective clients. The information presented below is obtained from the respective Investment Advisors or derived from information so obtained, and is believed to be reliable, but the information has not been audited and its accuracy and completeness are not guaranteed. Composite Returns are net of fees and expenses as noted and, where applicable, reflect reinvestment of dividends and earnings. No adjustment has been made for any U.S. income taxes which may be payable on income dividends or capital gains distributions. Where applicable, and unless otherwise indicated, the Composite Returns are presented net of non-reclaimable withholding taxes on dividends, interest and capital gains and gross of reclaimable withholding taxes. Performance returns for periods of less than one year are not annualized. Additional information regarding policies for calculating and reporting the Composite Returns is available upon request.

The Composite Returns generally do not reflect the deduction of the various fees and expenses of the Program with respect to an investment in each of the Funds, which would reduce the total return amount, although the Composite Returns are presented net of management fees as noted. Additionally, the fees and expenses of each of the Funds may have changed during the periods for which performance is shown, and performance shown may have been different had current fees and expenses been applicable for the entire period(s).

Fund / Investment Advisor or SSgA Collective Investment Fund Composite / Comparative Market Index	Allocation as of 12/31/12	Period Ended December 31, 2012 Annualized
		5 Years	10 Years
Stable Asset Return Fund

Galliard [1]	100%	3.2%	4.0%
3 Year Constant Maturity Treasury Yield [2]		1.2%	2.4%

Large Cap Equity Fund

C.S. McKee [3]	29%	1.2%	8.6%
Delaware Investments [4]	26%	3.0%	N/A
Russell 1000 Value Index [5]		0.6%	7.4%

Columbus Circle [6]	22%	-1.0%	7.4%
Jennison [7]	20%	3.4%	8.5%
Russell 1000 Growth Index [8]		3.1%	7.5%

SSgA Russell 1000 Index Composite [9]	3%	1.9%	7.5%
Russell 1000 Index [10]		1.9%	7.5%

Small-Mid Cap Equity Fund [11]

LSV [12]	15%	4.8%	10.2%
Systematic [13]	15%	3.1%	11.5%
Russell Midcap Value Index [14]		3.8%	10.6%

Frontier [15]	10%	3.8%	11.4%
Russell Midcap Growth Index [16]		3.2%	10.3%

DIA[17]	15%	2.7%	9.7%
Lombardia [18]	15%	6.1%	N/A
Russell 2000 Value Index [19]		3.6%	9.5%

Riverbridge[20]	10%	6.7%	11.2%
AGI Capital[21]	9%	-1.0%	9.0%
Russell 2000 Growth Index [22]		3.5%	9.8%

SSgA S&P MidCap 400 Index Composite [23]	4%	5.1%	10.5%
S&P MidCap 400 Index [24]		5.2%	10.5%

International All Cap Equity Fund

Altrinsic [25]	22%	-1.4%		8.4%
LSV [12]	22%	-3.9%		9.1%
MSCI EAFE Value ND Index [26]		-4.3%		8.6%

William Blair[27]	15%	-2.7%		N/A
American Century [28]	14%	-2.3%		8.5%
MSCI EAFE Growth ND Index [29]		-3.1%		7.8%

First State [30]	23%	8.3%		N/A
MSCI Emerging Markets ND Index [31]		-0.9%		N/A

SSgA Daily MSCI ACWI ex-US Index Composite [32]	3%	-2.7%		N/A
MSCI ACWI Ex-U.S. ND Index [33]		-2.9%		N/A

Real Asset Return Fund

SSgA/Tuckerman Index REIT Composite [34]	26%	5.1%		11.4%
Dow Jones U.S. Select REIT Index [35]		5.1%		11.5%

SSgA Dow Jones-UBS Commodity Index Composite [36]	24%	-5.2%		N/A
Dow Jones-UBS Commodity Index [37]		-5.2%		N/A

SSgA TIPS Index Composite [38]	50%	7.0%		6.6%
Barclays Capital U.S. TIPS Index [39]		7.0%		6.7%

Alternative Alpha Fund		1 Year	3 Year	5 Year

Wellington Trust Real Total Return Composite [40]	60%	7.4%	7.9%	8.5%
CPI U Index [41]		1.7%	2.1%	1.8%
AQR Risk Parity Fund [42]	40%	14.3%	N/A	N/A
60% S&P 500/40% BC Aggregate Bond Index [43]		11.3%	N/A	N/A

Notes to the Historical Fund Performance Information

(1)	Stable Asset Return Fund. The inception date of the Stable Asset Return Fund was September 5, 1995. Effective December 8, 2010, the Stable Asset Return Fund restructured its investment portfolio and engaged a new line-up of Investment Advisors. The performance of the portions of the Fund previously managed by different Investment Advisors is included in the historical performance information of the Fund. The Fund may have employed different investment strategies and guidelines during various periods for which performance is presented.

(2)	Stable Asset Return Fund Hybrid Benchmark. Effective December 8, 2010, the Stable Asset Return Fund restructured its investment portfolio and engaged a new line-up of Investment Advisors. In connection therewith, the benchmark of the Fund was changed from a combination of 70% Ryan Labs Three Year GIC Index / 30% iMoneyNet MFR Prime Institutional Money Market Fund Average to the Three Year Constant Maturity Treasury Yield. Accordingly, the Hybrid Benchmark represents, for periods prior to January 1, 2011, the 70% Ryan Labs Three Year GIC Index / 30% iMoneyNet MFR Prime Institutional Money Market Fund Average and, for periods on and after January 1, 2011, the Three Year Constant Maturity Treasury Yield.

(3)	Russell 1000 Index. The Russell 1000 Index measures the performance of the large-capitalization segment of the U.S. equity universe. It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest securities based on a combination of their market capitalization and current index membership. The Russell 1000 Index represents approximately 92% of the U.S. market.

(4)	Russell 2500 Index. The Russell 2500 Index measures the performance of the small to mid-cap segment of the U.S. equity universe. The Russell 2500 Index is a subset of the Russell 3000 Index. It includes approximately 2500 of the smallest securities based on a combination of their market cap and current index membership.

(5)	International All Cap Equity Fund. The inception date of the International All Cap Equity Fund was September 5, 1995. Effective July 6, 2009, the International All Cap Equity Fund was restructured with a new line-up of Investment Advisors. The performance of the portions of the Fund previously managed by different Investment Advisors is included in the historical performance information of the Fund. The Fund may have employed different investment strategies and guidelines during various periods for which performance is presented.

(6)	Morgan Stanley Capital International (“MSCI”) All Country World Ex-U.S. Index. The MSCI All Country World Ex-U.S. Index is an equity benchmark for international stock performance that aims to capture 85% of the (publicly available) total market capitalization of developed and emerging market countries excluding the U.S.

(7)	Real Asset Return Fund Custom Benchmark. The inception date of the Custom Benchmark for the Real Asset Return Fund was July 1, 2009. The Custom Benchmark for the Real Asset Return Fund is the composite performance of the benchmarks for the three underlying asset classes to which the Real Asset Return Fund allocates assets. The benchmarks comprising the Custom Benchmark currently include the Dow Jones U.S. Select REIT Index, Dow Jones-UBS Commodity Index and the Barclays Capital U.S. Treasury Inflation Protected Securities Index and are weighted based on the Fund’s target allocations to the asset classes to which such benchmarks relates.

Notes to the Related Account Performance Information

(1)	Galliard Capital Management, Inc. Net of fee performance is calculated by deducting the maximum investment management fee included in the Composite Returns.

(2)	Three Year Constant Maturity Treasury Yield. The monthly yield is derived by un-annualizing the monthly 3 year constant maturity treasury yield published by the Federal Reserve.

(3)	C.S. McKee, L.P. Net of fee performance is calculated using an asset weighted composite management fee.

(4)	Delaware Investment Advisers. Net of fee performance is calculated by deducting the average asset weighted management fee of the accounts included in the Composite Returns.

(5)	Russell 1000 Value Index. The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.

(6)	Columbus Circle Investors. Net of fee performance is calculated assuming a management fee of 0.75% annually, the highest management fee charged by the firm.

(7)	Jennison Associates LLC. Net of fee performance is calculated by deducting the firm’s actual management fees and transaction costs of each account included in the Composite Returns.

(8)	Russell 1000 Growth Index. The Russell 1000 Growth Index measures the performance of the large-capitalization growth segment of the U.S. equity universe. It includes those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

(9)	SSgA Russell 1000 Index Composite. The strategy seeks to gain exposure to large capitalization U.S. companies by replicating the returns and characteristics of the Russell 1000 Index. Net of fee performance is calculated by deducting 0.02% annually, the actual management fee payable by the Large Cap Equity Fund for investment in collective investment funds maintained by State Street Bank.

(10)	Russell 1000 Index. The Russell 1000 Index measures the performance of the large-capitalization segment of the U.S. equity universe. It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest securities based on a combination of their market capitalization and current index membership. The Russell 1000 Index represents approximately 92% of the U.S. market.

(11)

TCW Investment Management Company was terminated as an Investment Advisor to the Small-Mid Cap Equity Fund as of December 27, 2012. The portion of the Small-Mid Cap Equity Fund previously managed by TCW Investment Management Company was redistributed with approximately 50%, 25% and 25% allocated to the SSgA S&P MidCap® Index Non-Lending Series Fund Class A, Riverbridge Partners and Frontier Capital Management Co. LLC, respectively.

(12)	LSV Asset Management. In the case of the Small-Mid Cap Equity Fund, net of fee performance is calculated assuming a management fee of 0.65% annually, the highest non-performance based management fee charged by the firm for each account included in LSV’s Composite Returns presented for the Small-Mid Cap Equity Fund. In the case of the International All Cap Equity Fund, net of fee performance is calculated assuming a management fee of 0.75% annually, the highest non-performance based management fee charged by the firm for each account included in LSV’s Composite Returns presented for the International All Cap Equity Fund.

(13)	Systematic Financial Management, L.P. Net of fee performance is calculated assuming a management fee of 0.75%, the highest management fee charged by the firm.

(14)	Russell Midcap Value Index. The Russell Midcap Value Index measures the performance of the mid-capitalization value segment of the U.S. equity universe. It includes those Russell Midcap Index companies with lower price-to-book ratios and lower forecasted growth values.

(15)	Frontier Capital Management Co. LLC. Net of fee performance is calculated assuming a management fee of 0.75% annually, the highest management fee charged by the firm.

(16)	Russell Midcap Growth Index. The Russell Midcap Growth Index measures the performance of the mid-capitalization growth segment of the U.S. equity universe. It includes those Russell Midcap Index companies with higher price-to-book ratios and higher forecasted growth values.

(17)	Denver Investment Advisors LLC (d/b/a Denver Investments). As of January 1, 2008, net of fee performance is calculated assuming a management fee of 1.0% annually, the highest management fee for the small-capitalization value strategy charged by the firm. Prior to that date, net of fee performance was calculated by deducting the actual annual management fees of each account included in the Composite Returns.

(18)	Lombardia Capital Partners, LLC. Net of fee performance is calculated by deducting the highest fee paid by any account in the firm’s Composite Returns, 1.00% on the first $20 million of assets, 0.85% on the next $20 million of assets, 0.75% on the next $10 million of assets, and 0.70% on the remainder of assets.

(19)	Russell 2000 Value Index. The Russell 2000 Value Index measures the performance of small-capitalization value segment of the U.S. equity universe. It includes those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.

(20)	Riverbridge Partners. Starting January 1, 2008, net of fee performance is calculated net of actual investment management fees.

(21)	Allianz Global Investors Capital LLC. Net of fee performance is calculated by deducting the highest management fee charged by the firm to any account within the Composite Returns.

(22)	Russell 2000 Growth Index. The Russell 2000 Growth Index measures the performance of the small-capitalization growth segment of the U.S. equity universe. It includes those Russell 2000 companies with higher price-to-value ratios and higher forecasted growth values.

(23)	SSgA S&P MidCap 400 Index Composite. The strategy seeks to gain exposure to mid-capitalization U.S. companies by replicating the returns and characteristics of the S&P MidCap 400 Index. Net of fee performance is calculated by deducting 0.04% annually, the actual management fee payable by the Small-Mid Cap Equity Fund for investment in collective investment funds maintained by State Street Bank.

(24)	S&P MidCap 400 Index. The S&P MidCap 400 Index measures the performance of mid-sized companies representing approximately 7% of the investable U.S. equity market as of December 31, 2012.

(25)	Altrinsic Global Advisors, LLC. Net of fee performance is calculated assuming a management fee of 0.85% annually, the highest management fee charged by the firm. Prior to January 1, 2005, the management fee applied was 0.75%, which was previously the highest management fee charged by the firm.

(26)	MSCI EAFE Value ND Index. The MSCI Europe, Australia, Far East (“EAFE”) Value Index is a subset of the MSCI EAFE Index consisting of those securities classified by MSCI as most representing the value style. The MSCI EAFE Value Index generally represents approximately 50% of the float-adjusted market capitalization of the MSCI EAFE Index.

(27)	William Blair & Company, L.L.C. Net of fee composite returns are calculated by reducing the gross of fee composite returns by the strategy’s maximum fee (from the standard fee schedule).

(28)	American Century Investment Management Inc. Net of fee performance is calculated by deducting the firm’s actual management fees and transaction costs of each account included in the Composite Return.

(29)	MSCI EAFE Growth ND Index. The MSCI EAFE Growth Index is a subset of the MSCI EAFE Index consisting of those securities classified by MSCI as most representing the growth style. The MSCI EAFE Growth Index generally represents approximately 50% of the float-adjusted market capitalization of the MSCI EAFE Index.

(30)	First State Investments International Limited. Net of fee performance is calculated assuming a management fee of 0.75% annually, the highest chargeable management fee for this investment strategy.

(31)	MSCI Emerging Markets ND Index. The MSCI Emerging Markets Index is a float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. As of December 31, 2012, the MSCI Emerging Markets Index consisted of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

(32)	SSgA Daily MSCI All-Country World (“ACWI”) Ex-US Index Composite. The strategy seeks to generate returns to match the MSCI ACWI Ex-U.S. Index as closely as possible. Net of fee performance is calculated by deducting the actual management fees payable by the applicable Fund for investment in collective investment funds maintained by State Street Bank. The International All Cap Equity Fund, Moderate Risk Fund and Aggressive Risk Fund pay an annual management fee of 0.120%, 0.055% and 0.063%, respectively, to invest in collective investment funds maintained by State Street Bank.

(33)

MSCI ACWI Ex-U.S. ND Index. The MSCI ACWI Ex-U.S. ND Index is an equity benchmark for international stock performance that aims to capture 85 % of the (publicly available) total market capitalization of developed and emerging market countries excluding the U.S.

(34)	SSgA/Tuckerman Index REIT Composite. The strategy seeks to create a portfolio of securities which replicates, as closely as possible, the returns and characteristics of the Dow Jones U.S. Select REIT Index. Net of fee performance is calculated by deducting the actual management fees payable by the applicable Fund for investment in collective investment funds maintained by State Street Bank. The Real Asset Return Fund pays a management fee of 0.078% annually to invest in collective investment funds maintained by State Street Bank and the Conservative Risk Fund, Moderate Risk Fund and Aggressive Risk Fund pay an annual management fee of 0.042%, 0.055% and 0.063%, respectively, to invest in collective investment funds maintained by State Street Bank.

(35)	Dow Jones U.S. Select REIT Index. The Dow Jones U.S. Select REIT Index is comprised of companies whose charters are the equity ownership and operation of commercial real estate and which operate under the REIT Act of 1960. Each REIT in the Index is weighted by its float-adjusted market capitalization.

(36)	SSgA Dow Jones-UBS Commodity Index Composite. The strategy seeks to create a portfolio of securities which replicates, as closely as possible, the returns and characteristics of the Dow Jones-UBS Commodity Index. Net of fee performance is calculated by deducting the actual management fees payable by the applicable Fund for investment in collective investment funds maintained by State Street Bank. The Real Asset Return Fund pays a management fee of 0.078% annually to invest in collective investment funds maintained by State Street Bank and the Moderate Risk Fund and Aggressive Risk Fund pay an annual management fee of 0.055% and 0.063%, respectively, to invest in collective investment funds maintained by State Street Bank.

(37)	Dow Jones-UBS Commodity Index. The Dow Jones-UBS Commodity Index is a rolling commodities index composed of futures contracts on physical commodities.

(38)

SSgA Treasury Inflation Protected Securities (“TIPS”) Index Composite. The strategy seeks to match the total rate of return of the Barclays Capital U.S. TIPS Index by investing in a portfolio of U.S. Treasury inflation protected securities. Net of fee performance is calculated by deducting the actual management fees payable by the applicable Fund for investment in collective investment funds maintained by State Street Bank. The Real Asset Return Fund pays a management fee of 0.078% annually to invest in collective investment funds maintained by State Street Bank and the Conservative Risk Fund and Moderate Risk Fund pay an annual management fee of 0.042% and 0.055%, respectively, to invest in collective investment funds maintained by State Street Bank.

(39)	Barclays Capital U.S. TIPS Index. The Barclays Capital U.S. TIPS Index measures the performance of the TIPS market. Inflation-linked indices include only capital indexed bonds with a remaining maturity of one year or more.

(40)	Wellington Trust Real Total Return Composite. The Wellington Trust Company, N.A. Real Total Return Composite seeks to achieve returns above the Barclays Capital US TIPS 1-10 Year Index by investing in a combination of market exposures, normally TIPS, combined with diversified absolute return or market neutral strategies to provide alpha. Net of fee performance is calculated assuming a management fee of 0.55% annually, the highest chargeable management fee for this investment strategy.

(41)	CPI U Index. The Consumer Price Index (CPI) is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services.

(42)	AQR Risk Parity Fund. Represents the actual performance history of the AQR Risk Parity Fund, a series of AQR Funds, a mutual fund managed by AQR Capital Management, LLC.

(43)	60% S&P 500/40% BC Aggregate Bond Index. The 60% S&P 500/40% BC Aggregate Bond Index is blend of 60% S&P 500 and 40% Barclays Capital U.S. Aggregate Bond Index. The S&P 500 is comprised of 500 stocks representing major U.S. industrial sectors. The Barclays Capital U.S. Aggregate Bond Index is a market value-weighted index of investment-grade fixed-rate debt issues, including government, corporate, asset-backed and mortgage securities, with maturities of one year or more.